List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 June 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 June 2010)	Announcement Mr Williams, a PDMR, informs the company of his beneficial interests. (18 June 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 June 2010)	Announcement Ms Mahlan and Messrs Morgan and Fletcher, PDMRs, inform the company of their beneficial interests. (21 June 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 June 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 June 2010)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility(‘PDMRs’) inform the Company of their interests therein.
Dr Humer and Mr Stitzer informed the Company of their beneficial interests on 10 June.
(11 June 2010)
Announcement Company announces sale and leaseback arrangement relating to its North American wine business. (24 June 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 June 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 June 2010)
Announcement Messrs Fletcher and Menezes (PDMRs) inform the Company of their beneficial interests. (14 June 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 June 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 June 2010)	Announcement Company announces total voting rights. (30 June 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 June 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 30.07.2010	By: /s/ C Kynaston
Name: Claire Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 02-Jun-2010
Number	01454-4C50

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 17,650 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,654,994 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,291,811.

P D Tunnacliffe

Company Secretary

2 June 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:51 04-Jun-2010
Number	01150-6160

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,453 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,652,541 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,294,264.

P D Tunnacliffe

Company Secretary

4 June 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:37 07-Jun-2010
Number	01236-AD36

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 74,428 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,578,113 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,368,692.

P D Tunnacliffe

Company Secretary

7 June 2010

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:16 11-Jun-2010
Number	01514-1CF8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

 1. it received notification on 11 June 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 June 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 June 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	16

S Fletcher	18

D Gosnell	18

J Grover	18

A Morgan	18

G Williams	18

I Wright	18

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.00.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 June 2010 from Dr F B Humer, a director of the Company, that he had purchased 723 Ordinary Shares on 10 June 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.00.

3. it received notification on 10 June 2010 from Mr H T Stitzer, a director of the Company, that he had purchased 90 Ordinary Shares on 10 June 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £11.00.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	23,354

N C Rose	478,878

H T Stitzer	7,872

P S Walsh	728,413

Name of PDMR	Number of Ordinary Shares

N Blazquez	44,861

S Fletcher	167,659

D Gosnell	65,145

J Grover	154,065

A Morgan	179,953

G Williams	216,850 (of which 6,144 are held as ADS*)

I Wright	24,751

P D Tunnacliffe

Company Secretary

11 June 2010

*1 American Depositary Share ("ADS") is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:18 11-Jun-2010
Number	01517-6AE4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 38,432 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,539,681 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,407,124.

P D Tunnacliffe

Company Secretary

11 June 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:02 14-Jun-2010
Number	01401-6B97

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification:

 1. on 11 June 2010, that the spouse of Mr Stuart Fletcher, a PDMR, had on 11 June 2010, sold 75,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares").

 2. on 14 June 2010, that Mr Ivan Menezes, a Person Discharging Managerial Responsibilities ("PDMR"), had on 8 June 2010 , transferred 10,739 American Depositary Shares in the Company ("ADSs")* held in a grantor retained annuity trust ("GRAT") to his own name. Mr Menezes is the grantor and sole trustee of the GRAT, and his two children are the beneficiaries.

As a result of the above transactions, the interests of Mr Fletcher and Mr Menezes in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

Mr Fletcher	92,659

Mr Menezes	325,468 (of which 232,470 are held in the form of ADS).

P D Tunnacliffe

Company Secretary

14 June 2010

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:30 16-Jun-2010
Number	01429-C063

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 16,353 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,523,328 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,423,477.

P D Tunnacliffe

Company Secretary

16 June 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:37 18-Jun-2010
Number	01036-97CE

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 25,482 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,497,846 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,448,959.

P D Tunnacliffe

Company Secretary

18 June 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:41 18-Jun-2010
Number	01040-06AB

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 17 June 2010, that the spouse of Mr Gareth Williams, a Person Discharging Managerial Responsibilities, had on 16 June 2010, sold 31,374 ordinary shares of 28 101/ 108 pence each in the Company ("Ordinary Shares") at a price of 1,113 pence per share.

As a result of the above transactions, the interests of Mr Williams in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 185,476 (of which 6,144 are held as American Depositary Shares ("ADS")*).

P D Tunnacliffe

Company Secretary

18 June 2010

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:22 21-Jun-2010
Number	01521-A151

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that:

 1. Deirdre Mahlan, a person discharging managerial responsibilities ("PDMR"), exercised options on 18 June 2010 over 10,110 American Depositary Shares ("ADS")* granted on 11 October 2004 at a price per ADS of $50.92 under the Company's Executive Share Option Plan.

Ms Mahlan subsequently sold 10,000 ADSs on 18 June 2010, at a price per ADS of $66.03. Ms Mahlan retains the balance of 110 ADS.

 2. Andrew Morgan, a PDMR, sold 30,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 18 June 2010 at a price per share of £11.14.

 3. Stuart Fletcher, a PDMR, received Ordinary Shares on 1 December 2009, upon the exercise of the following options granted under the Diageo UK Sharesave Scheme 2000, as follows: 761 granted on 13 October 2006 with an exercise price of £7.45 and 1,165 granted on 4 November 2004 with an exercise price of £5.67.

As a result of the above transactions, the interests of Ms Mahlan, Mr Morgan and Mr Fletcher in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are:

Name of PDMR	Number of ADS

D Mahlan	4,156

Number of Ordinary Shares

A Morgan	149,953

S Fletcher	94,585

P D Tunnacliffe

Company Secretary

21 June 2010

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:10 23-Jun-2010
Number	01407-D3A2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 9,538 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,488,308 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,458,497.

P D Tunnacliffe

Company Secretary

23 June 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Re Sale and Leaseback Arrangement
Released	13:31 24-Jun-2010
Number	1943O13

RNS Number : 1943O
Diageo PLC
24 June 2010

24 June 2010

Diageo enters into sale and leaseback arrangement relating to its North American wines business

Diageo announced today that it has entered into a sale and leaseback arrangement in respect to certain land and facilities located in Napa Valley, California valued at approximately $260 million (£174 million). The land and facilities will be purchased and leased back to Diageo by Realty Income Corporation (NYSE: O) under a 20 year lease, with Diageo holding options to extend the lease for up to 80 years in total. Diageo Chateau and Estate wines (DC&E) remains the operator of the properties under the lease agreement and retains ownership of the brands, vines and grapes, which remain a strategic part of Diageo's wine business.  The purchase and lease agreement is expected to close no later than 30 June.

The transaction is part of the previously announced review of the operations of DC&E which resulted in a reduction in the workforce and may also include the sale of non-strategic brands. The impact of the restructuring, including the sale and leaseback, on the income statement for the year ending 30 June 2010 will be broadly neutral as the profit on the sale of land is broadly offset by restructuring costs, inventory impairment and provisions made against the disposal of non-strategic brands. The benefit to free cash flow in the year ending 30 June 2010 is expected to be in the region of $200 million (£134 million). The transaction will also improve the return on invested capital of the DC&E business.
ENDS
Investor enquiries:

Nick Temperley
+44 (0)20 8978 4223

Kelly Padgett
+1 202 715 1110

investor.relations@diageo.com

Media enquiries:

James Crampton
+44 (0)20 8978 4613

Zsoka McDonald
+1 203 229 4730

media@diageo.com

Forward-looking statements

This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations and plans with respect to future matters, including trends in results of operations, margins, growth rates, anticipated cash flow, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:01 25-Jun-2010
Number	01000-69D2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 170 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,488,138 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,458,667.

P D Tunnacliffe

Company Secretary

25 June 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:46 30-Jun-2010
Number	01344-F440

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,487 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,483,651 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,463,154.

P D Tunnacliffe

Company Secretary

30 June 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:50 30-Jun-2010
Number	01349-6B56

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,946,805 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 248,483,651 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,505,463,154 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

P D Tunnacliffe

Company Secretary

30 June 2010

END